SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

        Attached hereto and incorporated by reference herein is a copy of the press release Optibase Launches Creator Ingest Server at NAB 2008.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: April 14, 2008

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-372-2272
jennifer@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

NAB 2008
Stand SU 3811

Optibase Launches Creator Ingest Server at NAB 2008

Real-Time SD/HD Hardware-Based Ingest Solution Caters to
Post Production, VOD, Playout and Archiving

NAB 2008 – LAS VEGAS, Nevada, April 14, 2008 – Optibase (NASDAQ:OBAS), a leading provider of content creation solutions for video professionals worldwide, announced today that it will launch its Creator Ingest Server at the 2008 National Association of Broadcasters (NAB) show (Stand SU 3811), April 14-17 in Las Vegas.

Optibase Creator is a real-time ingest server that caters to Post Production, Video-On-Demand (VOD), Playout and Archiving applications in one cost-effective platform. While current Content Creation practice calls for a dedicated system for each application, Creator offers an innovative approach of one ingest platform addressing multiple formats.

Designed with Optibase hardware-based encoding engine, Creator uniquely offers a single ingest session for MPEG-2, H.264 and Windows Media Standard Definition and High Definition master files together with low-resolution copy. Creator’s real-time Quality Control module enables validation of content during creation and viewing of high-resolution stored files in playback mode.

Creator’s compatibility with leading Non Linear Editing (NLE) systems and Playout servers ensures it will seamlessly fit into existing workflows. Additionally, Creator offers CableLabs VOD content and metadata compliancy and supports multiplexing formats such as QuickTime, MXF, program streams and transport streams, making it the ideal platform for the Content Creation market.

-more-

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving, high-end surveillance, distance learning and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore.  Optibase products are marketed in more than 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.